                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
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                                (Amendment One)*

                         MarkWest Energy Partners, L.P.
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                                (Name of Issuer)

                                  Common Units
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                         (Title of Class of Securities)

                                    570759100
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the
Act, but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No.                           570759100
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-------------------- -----------------------------------------------------------

         1           NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                     Tortoise Capital Advisors LLC (22-3875939)

-------------------- -----------------------------------------------------------

         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [    ]

                     (b) [ X  ]

                     (See Instructions)

-------------------- -----------------------------------------------------------

         3           SEC USE ONLY

-------------------- -----------------------------------------------------------

         4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

-------------------- ------------- ---------------------------------------------

                          5        SOLE VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED                 0
 BY EACH REPORTING
      PERSON
       WITH:         ------------- ---------------------------------------------

                          6        SHARED VOTING POWER

                                   847,710 (see Item 4)

                     ------------- ---------------------------------------------

                          7        SOLE DISPOSITIVE POWER

                                   0

                     ------------- ---------------------------------------------

                          8        SHARED DISPOSITIVE POWER

                                   939,851 (see Item 4)

-------------------- -----------------------------------------------------------

         9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     939,851 (see Item 4)

-------------------- -----------------------------------------------------------

        10           CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
                     SHARES (See Instructions)

                      Not Applicable

-------------------- -----------------------------------------------------------

        11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     12.3%

-------------------- -----------------------------------------------------------

        12           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IA

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CUSIP No.                           570759100
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-------------------- -----------------------------------------------------------

         1           NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                     Tortoise Energy Infrastructure Corporation (20-0384222)

-------------------- -----------------------------------------------------------

         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [    ]

                     (b) [ X  ]

                     (See Instructions)

-------------------- -----------------------------------------------------------

         3           SEC USE ONLY

-------------------- -----------------------------------------------------------

         4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Maryland

-------------------- ------------- ---------------------------------------------

                          5        SOLE VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED                 0
 BY EACH REPORTING
      PERSON
       WITH:         ------------- ---------------------------------------------

                          6        SHARED VOTING POWER

                                   805,810 (see Item 4)

                     ------------- ---------------------------------------------

                          7        SOLE DISPOSITIVE POWER

                                   0

                     ------------- ---------------------------------------------

                          8        SHARED DISPOSITIVE POWER

                                   805,810 (see Item 4)

-------------------- -----------------------------------------------------------

         9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     805,810 (see Item 4)

-------------------- -----------------------------------------------------------

        10           CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
                     SHARES (See Instructions)

                     Not Applicable

-------------------- -----------------------------------------------------------

        11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     10.6%
-------------------- -----------------------------------------------------------

        12           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IV
-------------------- -----------------------------------------------------------

Item 1(a)     Name of Issuer:

         MarkWest Energy Partners, L.P.

Item 1(b)     Address of Issuer's Principal Executive Offices:

         155 Inverness Drive West, Suite 200, Englewood, Colorado 80112

Item 2(a)     Name of Persons Filing:

         This 13G is being jointly filed by Tortoise Capital Advisors LLC, a
Delaware limited liability company ("TCA"), and Tortoise Energy Infrastructure
Corporation, a Maryland corporation ("TYG").

         TCA and TYG have entered into an Agreement Regarding Joint Filing of
13G dated February 11, 2005 (the "Agreement") pursuant to which TCA and TYG have agreed to file this 13G jointly in accordance with the provisions of Rule
13d-1(k)(1) of the Securities Exchange Act of 1940, as amended (the "Act"). A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)     Address of Principal Business Office or, if None, Residence:

         The principal business address of both TCA and TYG is 10801 Mastin
Blvd., Suite 222, Overland Park, Kansas 66210.

Item 2(c)     Citizenship:

         TCA is a Delaware limited liability company and TYG is a Maryland corporation.

Item 2(d)     Title of Class of Securities:

         Common Units

Item 2(e)     CUSIP Number:

         570759100

Item 3   The Reporting Person is:

         TCA is an investment adviser in accordance with
ss. 240.13d-1(b)(1)(ii)(E) and TYG is an investment company registered under
Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4   Ownership:

         TCA acts as an investment advisor to TYG, a closed-end investment company registered under the Act. TCA, by virtue of an Investment Advisory
Agreement with TYG, has all investment and voting power over securities owned of record by TYG. However, despite its delegation of investment and voting power to
TCA, TYG may be deemed to be the beneficial owner under Rule 13d-3 of the Act, of the securities it owns of record because it has the right to acquire investment and voting power through termination of the Investment Advisory
Agreement. Thus, TCA and TYG have reported that they share voting power and dispositive power over the securities owned of record by TYG. TCA also acts as an investment advisor to certain managed accounts. Under contractual agreements with individual account holders, TCA, with respect to the securities held in the managed accounts, shares investment and voting power with certain account holders, and has no

voting power but shares investment power with certain other account holders. TCA may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act. None of the securities listed below are owned of record by TCA, and TCA disclaims any beneficial interest in such shares.

A.  Tortoise Capital Advisors LLC

         (a) Amount beneficially owned: 847,710

         (b) Percent of class: 12.3%

          (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 0

              (ii) Shared power to vote or direct the vote: 847,710

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv) Shared power to dispose or to direct the disposition of: 939,851

B.   Tortoise Energy Infrastructure Corporation

         (a) Amount beneficially owned: 805,810

         (b) Percent of class: 10.6%

          (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 0

              (ii) Shared power to vote or direct the vote: 805,810

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv) Shared power to dispose or to direct the disposition of: 805,810

Item 5   Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7   Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company:

         Not Applicable

Item 8   Identification and Classification of Members of the Group:

         Not Applicable

Item 9   Notice of Dissolution of Group:

         Not Applicable

Item 10   Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2005

                              Tortoise Capital Advisors LLC

                              By:     /s/ Terry Matlack
                                  ----------------------------------------------
                              Title:  Managing Director
                                     -------------------------------------------

                              Tortoise Energy Infrastructure Corporation

                              By:     /s/ Terry Matlack
                                  ----------------------------------------------
                              Title:  CFO
                                  ----------------------------------------------

                                                                      Exhibit A

                  AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

    The undersigned hereby agree as follows:

           (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

           (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:   February 11, 2005

                                    Tortoise Capital Advisors LLC

                                    By:     /s/ David J. Schulte
                                        ----------------------------------------
                                    Title:  Managing Director
                                           -------------------------------------

                                    Tortoise Energy Infrastructure Corporation

                                    By:     /s/ David J. Schulte
                                        ----------------------------------------
                                    Title:  CEO and President
                                           -------------------------------------